4/14/2016

To the Board of Dakota Territory:

Gentlemen,

Please be advised that I am resigning from the Board of Dakota Territory Resource Corp effective today due to other work commitments. I have enjoyed my time on the Board and wish the company the greatest of success with its gold projects which I believe in greatly.

Best,

Tony Kamin

4/18/2016

To Dakota Territory Resources Corp

I have reviewed the 8-K provided today regarding my resignation as a director from the Board on 4/14 and agree with the disclosure within.

Sincerely,

Tony Kamin